United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
               (Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
               (Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
               (Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
               (Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release
Signature Page

CVRD plans to reopen the 2034 notes
Rio de Janeiro, October 25, 2005 — Companhia Vale do Rio Doce (CVRD) announces that its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) intends to reopen and conduct a further issuance of its 8.25% Guaranteed notes due 2034.
The notes will form a single series with the US$500,000,000 principal amount of Vale Overseas’ 8.25% Guaranteed Notes due 2034 that were issued on January 15, 2004. The Notes will be unsecured and unsubordinated obligations of Vale Overseas Limited, and will be fully and unconditionally guaranteed by CVRD. The guarantee will rank pari passu with all of CVRD’s other unsecured and unsubordinated debt obligations. The net proceeds of the offering will be used for CVRD’s general corporate purposes. The outstanding 8.25% Guaranteed Notes due 2034 are rated “Baa3” by Moody’s Investor Services, with a positive outlook. The Notes are expected to be rated Baa3 “ by Moody’s Investor Services, with a positive outlook, and “BBB” by Standard and Poor’s Rating Services.
ABN AMRO Incorporated and HSBC Securities (USA) Inc. are acting as underwriters and joint bookrunners. The offering is being made pursuant to an effective shelf registration statement. A prospectus supplement related to the public offering will be filed with the Securities and Exchange Commission (SEC). When available, copies of the prospectus supplement relating to the offering may be obtained from ABN AMRO Incorporated, 55 East 52nd Street, 6th floor, New York, NY 10055, and from HSBC Securities (USA) Inc., 452 Fifth Avenue, 3rd floor, New York, NY 10018.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Further information about the Notes and the Company can be found in the prospectus supplement to be filed with the SEC.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 26, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations